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                              February 16, 2023

       Eric Fuller
       President and Chief Executive Officer
       U.S. Xpress Enterprises, Inc.
       4080 Jenkins Road
       Chatanooga, TN 37421

                                                        Re: U.S. Xpress
Enterprises, Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Response dated
January 19, 2023
                                                            File No. 001-38528

       Dear Eric Fuller:

              We have reviewed your January 19, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       December 20, 2022 letter.

       Form 10-K for the Fiscal Year ended December 31, 2021

       Note 12 - Commitments and Contingencies
       Legal Proceedings, page 72

   1. We note that revisions proposed in your response to prior comment 3 include language clarifying that you are
"...unable to provide a meaningful estimate of the possible loss or range of loss," in
referring to the California Wage and Hour Class Action Litigation,
                                                        Stockholder Claims, and
Stockholder Derivative Action, and will replace disclosures
                                                        indicating that
resolution was not expected to have a material adverse effect.

                                                        We understand that you
would prefer not to disclose the amounts of damages claimed by various counterparties.
However, in those instances where you are unable to form an
 Eric Fuller
U.S. Xpress Enterprises, Inc.
February 16, 2023
Page 2
         estimate of probable loss, or a range of reasonably possible loss, it follows that you would be unable to assert that damages claimed by counterparties would not represent an exposure to loss that is subject to disclosure pursuant to FASB ASC 450-20-50-3.

         If you believe that such amounts are not material, please revise your disclosure to clarify and tell us the amounts in your response to this letter. Otherwise, we believe that you will need to specify the amounts of damages claimed by the counterparties in the cases referenced in your disclosures to comply with the aforementioned guidance.

         Please submit the revisions that you propose, including language that will appropriately inform investors of the context in which such disclosures are being provided and of your view on the utility of such damages claimed as an indicator of your actual exposure.
        You may contact, Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl
Hiller, Branch Chief at (202) 551-3686 with any questions.



FirstName LastNameEric Fuller                                  Sincerely,
Comapany NameU.S. Xpress Enterprises, Inc.
                                                               Division of
Corporation Finance
February 16, 2023 Page 2                                       Office of Energy
& Transportation
FirstName LastName